                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).


                                                         OMB APPROVAL

                                                     OMB Number 3235-0287
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________________________________________________________________________________
1.   Name and Address of Reporting Person*

     SCP Private Equity Partners II, L.P.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     435 Devon Park Drive, Building 300
--------------------------------------------------------------------------------
                                    (Street)

     Wayne,                            PA                19087
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


     USDATA Corporation (USDC)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


     01/2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

   None
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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Series B
Preferred          (FN1)    01/31/01  J        132,500     Presently None    Common   2,175,698          132,500  (FN 1)  (FN 1)
Stock                                                                        Stock

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
Explanation of Responses:

     (FN1) On January 31, 2001, SCP L.P. elected to exercise its right to convert its shares of Series A-1 Preferred Stock of eMake Corporation ("eMake"), a subsidiary of the Issuer, into 132,500 shares of the Company's Series B Preferred Stock pursuant to an exchange agreement under which the Issuer granted SCP the right to exchange certain securities of eMake for Series B Preferred Stock of the Issuer. The 132,500 shares of Series B Preferred Stock acquired by SCP are convertible into 2,175,698 shares of the Company's Common Stock. For purposes of Section 16 reporting, SCP is deemed to be a direct beneficial owner of the derivative securities of the Issuer disclosed herein. SCP Private Equity II, LLC (the "Manager") is deemed to be an indirect beneficial owner of the derivative securities of the Issuer disclosed herein because of a contractual agreement with SCP which grants the Manager the power to make voting and investment decisions regarding the securities held by SCP.



/s/ Wayne B. Weisman                                        April 9, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

    Name:      Wayne B. Weisman
    Title:     A Manager of SCP Private Equity II, LLC, the Manager of SCP
               Private Equity II General Partner, L.P., the General Partner of the Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently
valid OMB number.                                                       Page 2


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                             Joint Filer Information

Name:                                 SCP Private Equity II, LLC

Address:                              435 Devon Park Drive, Building 300
                                      Wayne, Pennsylvania  19087

Designated Filer:                     SCP Private Equity Partners II, L.P.

Issuer & Ticker Symbol:               USDATA Corporation (USDC)

Date of Event Requiring Statement:    January 31, 2001

Signature:                            By:    /s/ Wayne B. Weisman
                                             ------------------------------
                                      Name:  Wayne B. Weisman
                                             ------------------------------
                                      Title: Manager
                                             ------------------------------


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